Filed by Archipelago Holdings, Inc. Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:
Archipelago Holdings, Inc.
(Commission File No. 001-32274)
The New York Stock Exchange, Inc.

Special Membership Bulletin

John A. Thain	New York Stock Exchange, Inc.
Chief Executive Officer	11 Wall Street
New York, NY 10005

TO:	NYSE Members

FROM:	John A. Thain

DATE:	June 8, 2005

RE:	Summary of June 2 Members’ Town Hall Meeting

We are continuing our practice of providing you with a summary of the Members’ Town Hall meeting that follows our regularly scheduled Board of Directors meeting. At last week’s Town Hall meeting we reported on a number of topics, including the Arca merger, the Hybrid Market, and current business conditions.

We were pleased to report that since the April 20 announcement of the NYSE/Archipelago merger, both NYSE seat prices and Arca stock price have continued to perform well. An active week for the seat market was capped off by four seat sales on Friday at $2.38 million, up 144% from the recent low of $975,000 in January. Arca stock was trading in the $34 range, reflective of the value of the combined entity. At that Arca price, the implied market capitalization of NYSE Group, Inc. is $5.4 billion, and the implied value of each NYSE seat is $3.1 million.

We have made our Hart Scott Rodino filing and expect to have the S-4/proxy filing – which will contain all the details of the merger — out to Members at the end of the summer or early fall. The merger planning team headed by Jerry Putnam and me has begun working on how the new entity will be run. In order to reduce our expenses, we have already implemented a headcount freeze (excluding Regulation) and are taking other efficiency measures. Marianne Brown, SIAC’s new CEO, made a presentation to the Board on SIAC and her plans to reduce SIAC expenses. Rick Ketchum and I have had preliminary meetings with the S.E.C. on the structure of Regulation following the merger. Their initial reaction to our proposal for an independent, not-for-profit regulatory company under the NYSE Group Inc. umbrella was positive.

Over the past six weeks, we have been in communication with many Members about the transaction. In response to your concerns, we are considering to what extent the lock-up period can be shortened. I reiterated in the meeting our intention to have a secondary offering as soon as possible following the closing of the transaction. We also discussed a possible mechanism, within the terms of the deal, to provide some reallocation of shares and cash based on Member preference. Our discussions on the best way to allocate and price trading licenses will continue.

Many of you have also commented on our plan to allocate NYSE Group Inc. stock to NYSE employees upon the closing of the deal. The Board received a briefing from compensation experts at Towers-Perrin on how to best align employee and shareholder interests. Nothing has been decided on the issue, and the Board will continue to review alternatives. I continue to believe that equity ownership by employees is in the long-term best interest of all owners.

In response to a Member’s inquiry following the Sunday New York Times article on fairness opinions, I pointed out that we had in fact separated the firm that helped bring Archipelago and the NYSE together (Goldman) from the firm providing the fairness opinion (Lazard) as was suggested in the article in order to reduce conflicts.

On other topics, we reported that development of the Hybrid Market is on track and we are working with the floor to ensure on-time implementation. We re-filed the Hybrid proposal with the SEC on May 25. Once the Commission publishes it in the Federal Register, the filing will likely be subject to a 21-day comment period. As was the case with Reg NMS, we may need comment letters from our constituents, including our Members, to the Commission on this topic.

We also discussed the current business environment. On a preliminary basis we are ahead of budget year-to-date. We expect pre-tax earnings of $53 million for the first five months of 2005 vs. $22 million for the same period last year. Excluding non-recurring items, pre-tax earnings were $28 million. The listing business continues to be strong, with 62 new listings year to date (up 22% from last year) accounting for 96.8% of all qualified IPO dollars raised. We have had six transfers thus far this year to the NYSE, including three from Nasdaq. Full day share of trading has slipped slightly in the past three weeks, dropping from 79.3% in April to 77.4% in May, due significantly to heavy trading in sub $10 stocks.

We will continue to report to you on an ongoing basis, as developments may warrant, and welcome your input in the interim.

cc:	NYSE Chairman Marshall N. Carter
NYSE Board of Directors

Important Acquisition Information with Respect to the Merger

In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This Memo shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this Memo may contain forward-looking information regarding Archipelago Holdings, the New York Stock Exchange (“NYSE”) and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and NYSE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago’s and NYSE’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this Memo. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Memo.